Exhibit 99.3

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Monday, May 20, 2024 at 16:00 Israel time, or at any adjournment or postponement thereof, at the Company’s offices at 7 Ha’Eshel St., Caesarea, 3079504, Israel, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting at the same address, and by means of remote communication, at the following link:

https://teams.microsoft.com/dl/launcher/launcher.html?url=%2F_%23%2Fl%2Fmeetup-join%2F19%3Ameeting_MmRhNzM3ZjktOGY0NS00MzZkLThkOWEtNWUxZTlkODc3YTRj%40thread.v2%2F0%3Fcontext%3D%257b%2522Tid%2522%253a%25224887d879-950f-427e-bec0-d2a19c7c7cab%2522%252c%2522Oid%2522%253a%25226a13718e-f379-4099-91d6-a1bd78f7f160%2522%257d%26anon%3Dtrue&type=meetup-join&deeplinkId=1836c6bd-6440-48e6-bb3f-c10b229e5302&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 20, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network as the independent auditor until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	2a.	To re-elect Mr. Ron Mayron as a director in the Company until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN
2b.	To re-elect Mr. Eyal Shamir as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c.	To re-elect Mr. Yang Huang as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2d.	To re-elect Mr. Vincent Chan as an independent director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the U.S. Addendum to the Company’s 2024 Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.